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J. PATRICK LOOFBOURROW
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jploofbourrow@cooley.com

January 31, 2006
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Jeffrey P. Riedler Ms. Mary K. Fraser

Re:	SGX Pharmaceuticals, Inc. Registration Statement on Form S-1 (File No. 333-128059) Amendment No. 8
Ladies and Gentlemen:
Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act"), on behalf of our client, SGX Pharmaceuticals, Inc. (the “Company"), is Amendment No. 8 (“Amendment No. 8") amending the Company’s Registration Statement on Form S-1 (the “Registration Statement") originally filed with the Securities and Exchange Commission (the “Commission") on September 2, 2005. Amendment No. 8 is marked to show changes from Amendment No. 7 to the Registration Statement filed with the Commission on January 25, 2006.
This letter is submitted on behalf of the Company in connection with the proposed initial public offering of the Company’s common stock (the “Offering”), to provide the Staff of the Commission (the “Staff") with supplemental information with respect to changes in the estimated price range of the Offering from that reflected in the Registration Statement and the Preliminary Prospectus dated January 4, 2006 (the “Preliminary Prospectus") distributed in connection with the Offering. Based on discussions with CIBC World Markets Corp. and Piper Jaffray & Co., as representatives for the underwriters for the Offering (the “Representatives"), we have determined that, due to present market conditions, it would be advisable to further reduce the proposed price range of the Offering to $6.00 to $7.00 per share. On January 25, 2006, the Company filed Amendment No. 7 reducing the proposed range from $11.00 to $13.00 per share, as set forth in the Preliminary Prospectus, to $7.00 to $8.00 per share.
We have discussed the additional decrease in the estimated price range with the Representatives, the Company and Latham & Watkins LLP, special legal counsel for the underwriters in connection with the Offering (“Latham"), and determined that such additional price decrease does not constitute a material change requiring recirculation of the Preliminary Prospectus under Rules 460 and 461 promulgated under the Securities Act, or Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as

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January 31, 2006
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amended. Latham has informed us that it concurs with our opinion that recirculation of the Preliminary Prospectus is not required.
Pricing Change:
We believe that the pricing change does not require a recirculation of the Preliminary Prospectus because the Company will continue to use the proceeds from the Offering to fund substantially the same activities (applying the same applicable percentages of net proceeds) as those disclosed in the Preliminary Prospectus, and the Company will be able to pursue the same strategy, with the same expected results, as disclosed in the Preliminary Prospectus. The pricing change results in no material change to the Company’s anticipated use of proceeds and business strategy. Accordingly, the associated changes to the “Use of Proceeds” and other sections of the Preliminary Prospects are not material. In addition, the “Pro Forma As Adjusted Balance Sheet Data,” “Use of Proceeds,” “Capitalization” and “Dilution” sections of the Preliminary Prospectus include a sensitivity analysis demonstrating the relevant impact of a $1.00 change in the assumed offering price. Recirculation of the Preliminary Prospectus therefore would not provide potential investors, who are largely sophisticated institutional investors well aware of the pricing change and its effects, with meaningful additional disclosure. Each of these reasons is discussed in greater detail below.

•	No material change in liquidity and capital resources disclosure. The Company and the Representatives have not changed the number of shares to be sold in the Offering. As a result of the change in the expected offering range, the estimated net proceeds to the Company has been reduced to approximately $22.2 million from the approximately 25.9 million reflected in Amendment No. 7 and the approximately $42.6 million reflected in the Preliminary Prospectus (in each case, based on the midpoint of the applicable estimated price range and assuming no exercise of the underwriters’ over-allotment option). The Company has carefully reviewed its internal cash flow forecasts, ability to manage or reduce expenses, and manage anticipated cash resources in light of the lower estimated net proceeds, and has determined that the reduction in the estimated net proceeds from the Offering will not materially change the Company’s estimate that the net proceeds from the Offering, together with the Company’s existing cash, cash equivalents and cash from existing and anticipated new collaborations, commercial agreements and grants, will be sufficient to meet the Company’s projected operating requirements into the second quarter of 2007. In addition, the Preliminary Prospectus contains a sensitivity analysis describing the amount of reduced proceeds resulting from each $1.00 change in the assumed offering price, allowing a potential investor to readily ascertain the aggregate dollar impact of a pricing change.

•	The reduction in proceeds will not adversely affect the Company’s ability to carry on its business (as described in the Preliminary Prospectus or otherwise) or trigger any material adverse change to the Company’s rights or obligations under any

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January 31, 2006
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provision of any of the Company’s material agreements. There are no legal or business conditions, covenants or requirements applicable to the Company that will not be met as a result of the reduced Offering size.

•	The pricing change results in no material change to the Company’s anticipated use of proceeds and business strategy. The Company will continue to use the proceeds from the Offering, together with the Company’s existing cash, cash equivalents and cash from existing and anticipated new collaborations, commercial agreements and grants, to fund the same activities as those disclosed in the Preliminary Prospectus. In the “Use of Proceeds” section of the Preliminary Prospectus, the Company disclosed that it would use a majority of the net proceeds from the Offering and cash resources to fund research and development activities, including approximately 35% to 45% to fund the clinical development of Troxatyl and related milestone payments that may be payable to Shire, and approximately 35% to 45% to fund further development of the Company’s research programs and initial clinical development stemming from its internal programs. The Company also disclosed in the Preliminary Prospectus that it intends to allocate approximately 15% to 25% of the net proceeds from the Offering, together with the Company’s existing cash, cash equivalents and cash from existing and anticipated new collaborations, commercial agreements and grants, for working capital and general corporate purposes. In particular, the Company expects to allocate approximately 5% to 15% of such proceeds and cash resources for increased general and administrative expenses, approximately 5% to 15% for increased costs associated with potential further expansion of the Company’s employee base and facilities, and up to approximately 5% to 10% to repay a portion of the Company’s debt under the Company’s line of credit and equipment financing agreement with Silicon Valley Bank and Oxford Finance Corporation. The Company has clarified that it expects to use the net proceeds from the Offering, together with the Company’s existing cash, cash equivalents (which were approximately $18.9 million as of September 30, 2005 on a pro forma basis), and cash from existing and anticipated new collaborations, commercial agreements and grants, in the same allocation as disclosed in the Preliminary Prospectus. In addition, the Company has included clarifying disclosure with respect to the actual anticipated dollar expenditures associated with its key development program, including the specific amounts expected to be paid to complete the Company’s pivotal Phase II/III clinical trial of Troxatyl for the third-line treatment of AML, amounts expected to be paid in connection with related Troxatyl development activities and the specific milestone payment amounts that may be payable to Shire in connection with such development program that were included elsewhere in the Preliminary Prospectus.

Given the current condition of the capital markets and the Company’s awareness of similar price range reductions in other biotechnology initial public offerings, in preparing the Preliminary Prospectus the Company anticipated that there was substantial risk of a reduction in the anticipated price range and was careful to include use of proceeds and other related disclosure that contemplated a potentially smaller aggregate offering size.

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January 31, 2006
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The Company has carefully reviewed its use of proceeds in light of the reduced proceeds expected from the Offering and has determined that, although the amount of proceeds spent on these categories will decrease in absolute dollars, the funds from the Offering will continue to be spent on these categories in the same proportions as described in the Preliminary Prospectus and as summarized above (with the remaining cash needs for each of these categories drawn from the Company’s existing cash and cash equivalents, and cash from existing and projected new collaborations, commercial agreements and grants). As set forth on page 34 of the Preliminary Prospectus, as of September 30, 2005, after giving pro-forma effect to the approximately $12.4 of loan and equity financing proceeds received in December 2005, the Company had approximately $18.9 million of cash and cash equivalents. The Company further discloses in the “Liquidity and Capital Resources” section on page 48 of the Preliminary Prospectus that the Company anticipates that existing collaborations, commercial agreements and grants will provide approximately $6.0 million to $8.0 million of additional proceeds in 2005 and approximately $18.0 million in 2006. In addition, the Preliminary Prospectus contains sensitivity analysis describing the amount of reduced proceeds resulting from each $1.00 change in the assumed offering price, allowing a potential investor to readily ascertain the aggregate dollar impact of any pricing change.

•	Risk Factors. The risk factors include substantial and detailed disclosure informing prospective investors of the risks associated with the Company’s need to continue to generate revenue from existing and new collaborations, commercial agreements and grants and the various factors that may impact the Company’s additional funding requirements.

•	Dilution. The “Dilution” section on page 36 of Amendment No. 8 and related risk factor on dilution on page 29 have been revised to indicate the lower midpoint of the estimated price range. However, the change in the estimated offering price results in less dilution per share to new investors than the estimate in the Preliminary Prospectus. Moreover, the Preliminary Prospectus contains sensitivity analysis describing the dilution impact resulting from each $1.00 change in the assumed offering price, allowing a potential investor to readily ascertain the impact of a pricing change on dilution.

•	None of the primary sections of the Preliminary Prospectus, including “Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “Management,” have changed in any material respect as a result of the pricing change. The “Capitalization” section in the Preliminary Prospectus also contains sensitivity analysis that illustrates the capitalization impact of each $1.00 change in the assumed offering price, allowing a potential investor to readily ascertain the impact of a pricing change on capitalization.

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January 31, 2006
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Other Considerations:
Based on conversations with the Representatives, the Company believes that a substantial majority of the shares to be sold in the Offering will be purchased by experienced institutional investors. The Company believes that such investors are aware that a number of recent initial public offerings by other biopharmaceutical companies have experienced similar reductions in the estimated pricing range. In particular, the change in the estimated pricing range will not come as a surprise to institutional investors who continue to negotiate the pricing of the Offering with the Representatives. The Representatives have remained in contact with many of these experienced institutional investors over the past several days.
In addition, we note that in the vast majority of recent initial public offerings of which we are aware in which the final price range was reduced, no recirculation of the preliminary prospectuses was required. We are aware of a significant number of companies that have engaged in an initial public offering involving a price reduction of the relative magnitude of our pricing change, and where the price reduction had no material effect on the operations, financial condition or disclosure in the preliminary prospectus, that did not recirculate their respective preliminary prospectuses.
The Company filed Amendment No. 7 reducing the proposed price range to $7.00 to $8.00 per share on January 25, 2006. At that time several national news services announced that the Company had filed an amendment to the Registration Statement reducing the estimated price range. Potential investors have had free access to the reduced pricing information in Amendment No. 7 for almost one week. Amendment No. 7, like the Preliminary Prospectus, included sensitivity analysis clearly illustrating the impact of a $1.00 per share price change on the “Use of Proceeds,” “Pro Forma As Adjusted Balance Sheet Data,” “Capitalization” and “Dilution” sections thereof. The midpoint of the estimated pricing range in Amendment No. 8 is exactly $1.00 below the estimated price range included in Amendment No. 7.
Moreover, recirculation of the Preliminary Prospectus would result in a delay in the Offering just as it is ready to be completed. Any such delay, particularly in light of current market conditions, could jeopardize the Company’s ability to complete the Offering at any time in the foreseeable future. In balancing the risks and costs to the Company and its prospective public investors against the other considerations discussed herein, the Company believes that recirculation is not warranted.
Notification of Investors:
Finally, we have been advised that each member of the underwriting syndicate has agreed to contact each investor to whom it expects to confirm sales of common stock in the Offering by telephone and, prior to any sale or oral confirmation, advise them of the reduced offering price. We have been further advised that all confirmations of purchase orders by members of the underwriting syndicate will be accompanied by a final prospectus that reflects the reduced offering price.
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The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 8 today, as the Company wishes to be in a position to have the Registration Statement declared effective and price the Offering this afternoon. Toward this end, we will contact you shortly by telephone regarding Amendment No. 8 and this letter and to determine whether we can provide any further information or assistance to facilitate your prompt review.
Sincerely,
Cooley Godward llp
/s/J. Patrick Loofbourrow
J. Patrick Loofbourrow

cc:	Mike Grey, SGX Pharmaceuticals, Inc.
Annette North, SGX Pharmaceuticals, Inc.
Frederick T. Muto, Esq., Cooley Godward LLP
Charles S. Kim, Esq., Cooley Godward LLP
Ora T. Fisher, Esq., Latham & Watkins LLP
Cheston J. Larson, Esq., Latham & Watkins LLP